UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                            Frisby Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   358743 10 2
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 1999
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [  X  ] Rule 13d-1(b)
                  [     ] Rule 13d-1(c)
                  [     ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                     -----------------------------

CUSIP No.   358743 10 2           13G           Page 2 of 5 Pages
---------------------------                     -----------------------------
----------- ------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jeffry D. Frisby
----------- ------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                      (b)


----------- ------------------------------------------------------------------

    3       SEC USE ONLY
----------- ------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
----------- ------------------------------------------------------------------

      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------
                           6      SHARED VOTING POWER

                                  1,424,643
                        --------- ---------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  1,424,643
                        --------- ---------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  0
----------------------- --------- ---------------------------------------------
    9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,424,643
----------- -------------------------------------------------------------------

     10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- -------------------------------------------------------------------

     11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  27.8%
----------- -------------------------------------------------------------------

     12 TYPE OF REPORTING PERSON*

                  IN
----------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Frisby Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  c/o Frisby Technologies, Inc.
                  4520 Hampton Road
                  Clemmons, NC

Item 2(a).        Name of Person Filing:

                  Jeffry D. Frisby

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Frisby Technologies, Inc.
                  4520 Hampton Road
                  Clemmons, NC

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  358743 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.  Ownership.  As of December 31, 1998:

  (a)      Amount beneficially owned:1,424,643*

  (b)      Percent of class:27.8%

  (c)      Number of shares as to which such person has:

           (i)   Sole power to vote or direct the vote:        -0-

           (ii)  Shared power to vote or direct the vote:  1,424,643*

           (iii) Sole power to dispose or direct the disposition of:  1,424,643*

           (iv)  Shared power to dispose or direct the disposition of:    -0-

Item 5.  Ownership of Five Percent or Less of a Class.

                  Filer's ownership of common stock exceeds 5%.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                   Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
                  Security Being reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certification.

                  Not Applicable


     *Includes 1,424,643 shares of the Company's Common Stock owned of record by Jeffry D. Frisby with respect to which Gregory S. Frisby has been granted voting rights but no dispositive power pursuant to a Shareholders Agreement between Gregory S. Frisby and Jeffry D. Frisby.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 1999


                                            /s/Jeffry D. Frisby
                                            ---------------------------------
                                            Jeffry D. Frisby